As filed with the Securities and Exchange Commission on August 24, 2011

                                                                                             Registration No. 333-162257

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

RENESOLA LTD
(Exact name of issuer of deposited securities as specified in its charter)
N/A

(Translation of issuer's name into English)
BRITISH VIRGIN ISLANDS
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.   [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-148559).

_______________________

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet
Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of January 28, 2008, as amended and restated as of August ___, 2011, among ReneSola Ltd, The Bank of New York Mellon (formerly known as “The Bank of New York”) as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter dated January 28, 2008 from The Bank of New York to ReneSola Ltd relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, August 24, 2011.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of ReneSola Ltd

By:

The Bank of New York Mellon,
 As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, ReneSola Ltd has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Jiashan County, Zhejiang province, People’s Republic of China on August 24, 2011.

RENESOLA LTD

By:  /s/ Xianshou Li
Name:  Xianshou Li
Title:    Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 24, 2011.

Signature		Title

/s/ *
Name: Martin Bloom		Chairman

/s/ Xianshou Li		Director and Chief Executive Officer
Name: Xianshou Li		(principal executive officer)

/s/ Henry Wang		Chief Financial Officer
Name: Henry Wang		(principal financial and accounting officer)

/s/ *
Name: Yuncai Wu		Director

/s/ *
Name: Jing Wang		Director

/s/ *
Name: Tan Wee Seng		Director

/s/ *
Name: Donald J. Puglisi		Authorized U.S. Representative
Title: Managing Director, Puglisi & Associates

By	/s/ Xianshou Li
Name: Xianshou Li
Title: Attorney-in-Fact

INDEX TO EXHIBITS
Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of January 28, 2008, as amended and restated as of August ____, 2011, among ReneSolar Ltd, The Bank of New York Mellon (formerly known as “The Bank of New York”) as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.